





UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sykes Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 N Market St, Ste 202
(No. and Street)

Washington	NC	27889
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R Sykes 570-839-7776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, Ste 508 West	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William R. Sykes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sykes Financial Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

RAUL CHAVARRIA
MY COMMISSION # FF 962231
EXPIRES: March 6, 2020
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYKES FINANCIAL SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

ANNUAL FINANCIAL STATEMENTS
DECEMBER 31, 2016

Sykes Financial Services, LLC

FINANCIAL STATEMENTS
For the year ended Decembe 31, 2016

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Sykes Financial Services, LLC
213 N. Market Street
Washington, NC 27889-4949

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Sykes Financial Services, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Sykes Financial Services, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sykes Financial Services, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Sykes Financial Services, LLC financial statements. Supplemental Information is the responsibility of Sykes Financial Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the   Net Capital

Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

Sykes Financial Services, LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Assets:

Cash	$ 24,053
Commissions receivable	905
Prepaid expenses	3,232
Other current assets	1
	$ 28,191

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable - trade		-
Commissions payable		814
	Total Liabilities	814
Member's Equity:		27,377
		$ 28,191

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC

Statement of Income
For the Year Ended December 31, 2016

Revenues:

Commissions earned	$ 175,854
Other income	737
Total Revenues	**176,591**

Expenses:

Registered representatives compensation	155,703
Regulatory fees and expenses	7,739
Technology, data and communications costs	5,303
Occupancy and equipment expenses	1,344
Travel and entertainment	5,168
Other expenses	1,097
Total Expenses	**176,354**

Net Income	**$ 236**

The accompanying notes are an integral part of these financial statements.

4

Sykes Financial Services, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Member's equity"	
Contributed capital	$ 25,000
Accumulated income	2,140
Balance at December 31, 2015	$ 27,140
Net income (loss)	236
Balance at December 31, 2016	$ 27,377

The accompanying notes are an integral part of these financial statements.

Sykes Financial Services, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 236
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Commissions receivable	(73)
Prepaid expenses	580
Other assets	-
Increase (decrease) in operating liabilities:	
Accounts payable	-
Commissions payable	65
Total adjustments	573
Net cash used in operating activities	809
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net increase (decrease) in cash	809
Cash at beginning of the year	23,244
Cash at end of year	$ 24,053

The accompanying notes are an integral part of these financial statements.

SYKES FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Sykes Financial Services, LLC (the Company) was organized as a Domestic Limited Liability Company in the Commonwealth of Pennsylvania effective March 9, 2004. The Company has adopted a calendar year-end.

Description of Business

The Company, located in Washington, North Carolina is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the investment company through submitted commission statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited business of sales of mutual funds and variable annuities.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its shareholder to be taxed under the Internal Code as an "S" corporation. In lieu of corporation income taxes, the shareholder of an "S" corporation includes in his individual income tax return his proportionate share of the Company's taxable income or loss. Therefore, no provision, liability or benefit for federal or state income taxes has been included in the accompanying financial statements.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. The Company claims exclusion from membership in the Securities Investors Program Corporation (SIPC) under Section 78ccc(a)(2)(A)of the Securities Investor Protection Act of 1970 (SIPA) because its business as a broker-dealer consists exclusively of the distribution of shares of registered open end investment companies or unit investment trusts, and the sale of variable annuities. In accordance with SEC Rule17a-5(d)6, the Company files a copy of their annual audit report with the SIPC.

NOTE E – RELATED PARTY EXPENSE SHARING

In 2003, the Company in lieu of rent entered into an Expense Sharing Agreement with its shareholder, for the purpose of allocating office expenses between the Company and its shareholder. The agreement provides a formula for allocating office space costs, and the expense for equipment, supplies and related overhead. During the year ended December 31, 2016, the Company paid $1,344 to its shareholder under the terms of the agreement.

NOTE F – COMMITMENTS AND CONTINGENCIES

Sykes Financial Services, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2016

Sykes Financial Services, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Computation of Net Capital

Total Members' equity:		$ 27,376.69
Non-allowable assets:		
Prepaid assets	3233.00	
Fixed Assets	0.00	
Accounts receivable – other	90.46	(3,323.46)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 24,053.23

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 54.28
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 19,053.23

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 814.14
Percentage of aggregate indebtedness to net capital	3.38%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$ 24,053.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	24,053.00
Reconciled Difference	$ (0.00)

Sykes Financial Services, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1), as its business is limited to selling mutual funds on an application way basis and/or selling variable life or annuities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Sykes Financial Services, LLC
213 N. Market Street
Suite 201
Washington, NC 27889

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions   in which (1) Sykes Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sykes Financial Services, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Sykes Financial Services, LLC stated that Sykes Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sykes Financial Services, LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sykes Financial Services, LLC compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

Sykes Financial Services LLC

Member FINRA

William R. Sykes
President

213 N Market St, Ste 202
Washington, NC 27889
U.S.A.

Tel: (570) 839-7776
Fax: (908) 509-0714
wrsykes@suddenlink.net

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2016

Dear Edward,

Please be advised that Sykes Financial Services, LLC has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2016 through December 31, 2016. Sykes Financial Services, LLC did not hold customer securities or funds at any time during this period and does business in mutual funds and variable annuities only. Sykes Financial Services, LLC's past business has been of similar nature and has complied to this exemption since its inception, September 7, 2004.

William R. Sykes, the president of Sykes Financial Services, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

William R. Sykes has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Sykes Financial Services, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (570) 839-7776.

Very truly yours,

Sykes Financial Services, LLC

William R. Sykes
President

15

Report of Independent Registered Public Accounting Firm
On Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in
SIPC

To Sykes Financial Services LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of **Sykes Financial Services LLC** (the "Company") for the year ended **December 31, 2016** which were agreed to by **Sykes Financial Services LLC** and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended **[December 31, 2016** as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for **Sykes Financial Services LLC** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.   Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended **December 31, 2016** to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended **December 31, 2016**, noting the following differences; *other revenue classifications not included in Form SIPC -3, Interest Income ($1.78) and Expenses Reimbursed by Reps ($735.00)*.

2.   Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended **December 31, 2016** to supporting schedules and working papers, *"Sykes Financial Services LLC Profit and Loss –YTD January Through December"* 2016, noting no differences;

3.   Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended **December 31, 2016** and in the related schedules and working papers, *"Sykes Financial Services LLC Profit and Loss – YTD January through December 2016"* noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson, Jr., C.P.A

Sykes Financial Services LLC]

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016]

Amount ($)	Business activities through which revenue was earned
$ 0.00	Business conducted outside the United States and its territories and possessions
$ 172,385.05	Distribution of shares of registered open end investment companies or unit investment trusts
$ 3,468.79	Sale of variable annuities
$ 0.00	Insurance commissions and fees
$ 0.00	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$ 0.00	Transactions in securities futures products
$ 175,853.84	**Total Revenues**

2:51 PM
01/17/17
Accrual Basis

Sykes Financial Services LLC
Profit & Loss - YTD
January through December 2016

			Jan - Dec 16
Income			
Commission Income			
Commission Income New			
American Funds Commissions	18,255.21		
Total Commission Income New		18,255.21	
Trail Commissions			
Trails-American Funds	153,839.61		
Trails-Lincoln Life-Amer Leg	3,468.79		
Trails-Franklin Templeton	290.23		
Total Trail Commissions		157,598.63	
Total Commission Income			175,853.84
Interest Income			1.78
Other Revenues			
Expenses Reimbursed by Reps		735.00	
Total Other Revenues			735.00
Total Income			176,590.62
Expense			0.00
Net Income			**176,590.62**

SIPC-3 2017

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☑ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Wm R. Sykes President — December 31, 2017

Authorized Signature/Title — Date

8-66484 FINRA DEC 09/28/2004
SYKES FINANCIAL SERVICES LLC
213 N MARKET ST SUITE 202
WASHINGTON, NC 27889

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3

FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☑ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

19